UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Continental Resources, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

212015 10 1

(CUSIP Number)

Debra Richards

Hamm Capital LLC

P.O. Box 1295

Oklahoma City, Oklahoma 73101

Tel: (405) 605-7788

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Roger Clement
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person IN

1	Name of Reporting Person Shelly Glenn Lambertz
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person IN

1	Name of Reporting Person Harold Thomas Hamm
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person IN

1	Name of Reporting Person Hilary Honor Hamm
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person IN

1	Name of Reporting Person Jane Elizabeth Hamm Lerum
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person IN

1	Name of Reporting Person Deana Ann Cunningham
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person IN

1	Name of Reporting Person Jackson Alexander White
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person IN

Explanatory Note

As set forth below, as a result of the transactions described herein, on November 22, 2022 each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares. The filing of this Amendment No. 4 (as defined below) represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as provided herein, all items of the Schedule 13D remain unchanged.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is being filed jointly, pursuant to a Joint Filing Agreement, dated February 7, 2022, attached as Exhibit 99.1 and further amends and restates (where indicated) the Schedule 13D initially filed with the SEC on February 9, 2022 (“Initial Schedule 13D”) (as amended by Amendment No. 1 to Schedule 13D filed on February 14, 2022, Amendment No. 2 to Schedule 13D filed on June 15, 2022, Amendment No. 3 to Schedule 13D filed on October 19, 2022 and as further amended hereby, the “Schedule 13D”), and relates to the beneficial ownership by the individuals (in their individual capacity and/or as trustee or co-trustee of the Trusts) (each, a “Reporting Person” and collectively, the “Reporting Persons”) of the shares of common stock registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), par value $0.01 per share (the “Shares”), of Continental Resources, Inc., an Oklahoma corporation (the “Issuer”), the address of which is 20 N. Broadway, Oklahoma City, Oklahoma, 73102. This Amendment No. 4 does not constitute an admission that the changes reported herein are “material” or that this Amendment No. 4 is required to be filed.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by appending the following information:

The aggregate consideration paid by Merger Sub in the Offer and the Merger to purchase all outstanding Shares (other than the Shares already owned by the Hamm Family), was approximately $4.2 billion. The Issuer provided Merger Sub with the necessary funds to fund the Offer and the Merger from its cash on hand, availability under its revolving credit agreement and borrowing capacity under the unsecured Term Loan Agreement, dated as of November 10, 2022 (the “Term Loan Agreement”), by and among the Issuer, as borrower, MUFG Bank, Ltd., as Administrative Agent, and the other lenders named therein (the “Term Loan Facility”), pursuant to which the Issuer has a borrowing capacity of $750 million. The Term Loan Credit Facility has a maturity date in November 2025. The Issuer’s obligations under the Term Loan Credit Facility are guaranteed by its subsidiaries Banner Pipeline Company, L.L.C., an Oklahoma limited liability company, The Mineral Resources Company, an Oklahoma corporation, CLR Asset Holdings, LLC, an Oklahoma limited liability company, SCS1 Holdings LLC, an Oklahoma limited liability company, Continental Innovations LLC, an Oklahoma limited liability company, Jagged Peak Energy LLC, a Delaware limited liability company, and Parsley SoDe Water LLC, a Delaware limited liability company.

The foregoing description of the Term Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Term Loan Agreement, a copy of which is filed as Exhibit 99.2 to this Amendment No. 4 and incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by inserting the following information at the end of Item 4:

Consummation of the Tender Offer and the Merger

On October 16, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Omega Acquisition, Inc., an Oklahoma corporation (“Merger Sub”) incorporated by Harold G. Hamm (the “Founder”). Pursuant to the Merger Agreement, Merger Sub commenced a tender offer (the “Offer”) to acquire all of the outstanding Shares, other than: (i) Shares owned by Mr. Hamm, certain of his family members and their affiliated entities (collectively, the “Hamm Family”) and (ii) shares underlying unvested equity awards issued pursuant to the Issuer’s long-term incentive plans (collectively, “Rollover Shares”) for $74.28 per Share (the “Offer Price”), in cash, without interest and subject to deduction for any required withholding taxes.

The Offer expired at one minute after 11:59 p.m., New York City time, on November 21, 2022. American Stock Transfer & Trust Co., LLC, in its capacity as depositary for the Offer, advised that, as of the expiration of the Offer, a total of 36,312,840 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 62.5% of the outstanding Shares other than Rollover Shares. In addition, Notices of Guaranteed Delivery have been delivered for 3,443,485 Shares, representing approximately 5.9% of the outstanding Shares other than Rollover Shares. Each condition to the Offer was satisfied or waived, and, on November 22, 2022, Merger Sub irrevocably accepted for payment all Shares that were validly tendered and not withdrawn.

On November 22, 2022, immediately prior to the Acceptance Time, the Founder contributed 100% of the capital stock of Merger Sub to the Issuer. In addition, following consummation of the Offer, Merger Sub merged with and into the Issuer, with the Issuer surviving the merger (the “Merger”). The Merger was completed pursuant to Section 1081.H of the General Corporation Act of the State of Oklahoma (the “OGCA”), with no vote of the Issuer’s shareholders required to consummate the Merger. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than (i) the Rollover Shares; (ii) Shares owned by the Issuer as treasury stock or owned by any wholly owned subsidiary of the Issuer, including Shares irrevocably accepted by Merger Sub pursuant to the Offer; and (iii) Shares held by a holder who is entitled to demand and properly demanded appraisal for such Shares in accordance with Section 1091 of the OGCA), was converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required tax withholding.

Also at the Effective Time: (i) the Rollover Shares owned by the Hamm Family and outstanding prior to the Effective Time were converted into an identical number of newly issued shares of the Issuer, as the surviving corporation, having identical rights to the previously existing Shares held by such holder, and such converted shares of the surviving corporation were the only capital stock of the surviving corporation outstanding immediately following the Merger; and (ii) the Rollover Shares underlying each unvested restricted stock award (“Company RS Award”) were replaced with a restricted stock unit award covering the same number of shares of the Issuer, as the surviving corporation, as the number of Shares covered by the Company RS Award immediately prior to the Effective Time that provides the holder of such canceled restricted stock award with the right to receive, for each share of common stock of the surviving corporation, upon vesting of such restricted stock unit, and at the surviving corporation’s sole discretion, a share of the surviving corporation, cash in a substantially equivalent amount, or any combination of the two, in each case, together with any unpaid dividends accrued on such restricted stock award.

In connection with the consummation of the Merger, the Issuer: (i) notified the New York Stock Exchange (the “NYSE”) of the consummation of the Merger; and (ii) requested that the NYSE (x) suspend trading of the Shares on the morning of November 23, 2022, prior to market open, and (y) file with the SEC a Notification of Removal from Listing and/or Registration on Form 25 to delist and deregister the Shares under Section 12(b) of the Exchange Act. Additionally, the Company intends to file with the SEC a Certification and Notice of Termination of Registration on Form 15 under the Exchange Act, requesting that the Company’s reporting obligations under Section 15(d) of the Exchange Act be suspended, at the time such filing is permitted under SEC rules.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 99.3 to this Amendment No. 4 and incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a), (b)

The aggregate number and percentage of Shares beneficially owned by each Reporting Person or with respect to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover pages to this Schedule 13D relating to such Reporting Person and is incorporated by reference into this Item 5.

(c)

Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Shares during the past 60 days.

(d)

Not applicable.

(e)

On November 22, 2022, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following at the end thereof:

The information set forth in Items 3 and 4 and Exhibits 99.2 and 99.3 of this Amendment No. 4 is incorporated by reference herein.

Other than as described elsewhere in this Amendment No. 4, the Reporting Persons do not have any understandings, arrangements, relationships or contracts relating to the Shares that are required to be described hereunder.

Item 7.	Material to Be Filed as Exhibits

Number	Description

99.1*	Joint Filing Agreement, dated February 7, 2022, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed on February 9, 2022).

99.2	Term Loan Agreement, dated as of November 10, 2022, by and among Continental Resources, Inc., as borrower, and MUFG Bank, LTD., as administrative agent, and the banks and other financial institutions party thereto as lenders. (incorporated by reference to Exhibit 10.1 to Continental Resources, Inc.’s Current Report on Form 8-K filed on November 10, 2022).

99.3*	Agreement and Plan of Merger, dated as of October 16, 2022, by and between Continental Resources, Inc. and Omega Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to Continental Resources, Inc.’s Current Report on Form 8-K filed on October 17, 2022).

*	Previously Filed

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 is true, complete and correct.

Date: November 22, 2022

*	/s/ Debra Richards
Debra Richards, Attorney-in-Fact

By:	*
Roger Clement, individually

JANE ELIZABETH HAMM 2005 IRREVOCABLE TRUST

By:	*
Roger Clement, Trustee

HILARY HAMM 2005 IRREVOCABLE TRUST

By:	*
Roger Clement, Trustee

By:	*
Jane Elizabeth Hamm Lerum, individually

2015 JANE HAMM LERUM TRUST I

By:	*
Jane Elizabeth Hamm Lerum, Trustee

By:	*
Roger Clement, Trustee

2015 JANE HAMM LERUM TRUST II

By:	*
Jane Elizabeth Hamm Lerum, Trustee

By:	*
Roger Clement, Trustee

By:	*
Hilary Honor Hamm, individually

2015 HILARY HONOR HAMM TRUST I

By:	*
Hilary Honor Hamm, Trustee

By:	*
Roger Clement, Trustee

2015 HILARY HONOR HAMM TRUST II

By:	*
Hilary Honor Hamm, Trustee

By:	*
Roger Clement, Trustee

By:	*
Shelly Glenn Lambertz, individually

SHELLY GLENN LAMBERTZ SUCCESSION TRUST

By:	*
Shelly Glenn Lambertz, Trustee

2015 SHELLY GLENN LAMBERTZ TRUST I

By:	*
Shelly Glenn Lambertz, Trustee

By:	*
Roger Clement, Trustee

2015 SHELLY GLENN LAMBERTZ TRUST II

By:	*
Shelly Glenn Lambertz, Trustee

By:	*
Roger Clement, Trustee

By:	*
Harold Thomas Hamm, individually

HAROLD THOMAS HAMM SUCCESSION TRUST

By:	*
Harold Thomas Hamm, Trustee

2015 HAROLD THOMAS HAMM TRUST I

By:	*
Harold Thomas Hamm, Trustee

By:	*
Roger Clement, Trustee

2015 HAROLD THOMAS HAMM TRUST II

By:	*
Harold Thomas Hamm, Trustee

By:	*
Roger Clement, Trustee

By:	*
Deana Ann Cunningham, Individually

DEANA ANN CUNNINGHAM SUCCESSION TRUST

By:	*
Deana Ann Cunningham, Trustee

2015 DEANA ANN CUNNINGHAM TRUST I

By:	*
Deana Ann Cunningham, Trustee

By:	*
Roger Clement, Trustee

2015 DEANA ANN CUNNINGHAM TRUST II

By:	*
Deana Ann Cunningham, Trustee

By:	*
Roger Clement, Trustee

By:	*
Jackson Alexander White, individually